UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2011

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On November 30, 2011, NTS/Virginia Development Company ("NTS/VA"), a wholly-owned subsidiary of the NTS Mortgage Income Fund (the "Fund"), entered into a Lot Purchase and Development Agreement with M/I Homes of DC, LLC, a Delaware limited liability company unaffiliated with the Fund ("M/I Homes") pursuant to which NTS/VA has agreed to sell, and M/I Homes has agreed to purchase, approximately 160 single-family residential lots to be developed in Section 15 of the Fawn Lake development (the "Agreement"). The base sales price for each of the lots is $61,000. It is anticipated the lots will be purchased over a number of years. The Agreement provides for price increases to the base sales price depending on the dates the individual lots are ultimately conveyed to M/I Homes. M/I Homes has a 30-day due diligence period to make various inspections of the property and may terminate the Agreement on or before December 30, 2011 if it is unsatisfied with the condition of the property.

A copy of the Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:

    10.1   Lot Purchase and Development Agreement dated November 30, 2011, between NTS/Virginia Development Company and M/I Homes of DC, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:



Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: December 6, 2011

LOT PURCHASE AND DEVELOPMENT AGREEMENT

BY AND BETWEEN

NTS / VIRGINIA DEVELOPMENT COMPANY
("SELLER")

AND

M/I HOMES OF DC, LLC
("PURCHASER")

November 30, 2011

TABLE OF CONTENTS

LOT PURCHASE AND DEVELOPMENT AGREEMENT

THIS LOT PURCHASE AND DEVELOPMENT AGREEMENT (the "Agreement") is made by and between **NTS / VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation, ("Seller"), and **M/I HOMES OF DC, LLC**, a Delaware limited liability company ("Purchaser").

WITNESSETH:

WHEREAS, Seller is the owner of certain property located in Spotsylvania County (the "County"), Virginia (the "State"), designated as Section 15 of the subdivision known as **Fawn Lake** (the "Subdivision"), as more fully shown and designated on the attached Exhibit A (the "Property");

WHEREAS, Seller wishes to sell and Purchaser wishes to buy one hundred sixty (160), more or less, duly and properly subdivided single family detached residential lots (individually, a "Lot," and, collectively, the "Lots") to be located on the Property;

WHEREAS, the Property is presently not developed and not ready for the construction of residences thereon;

NOW, THEREFORE, in consideration of the premises and of the mutual promises hereinafter set forth the parties agree as follows:

Section 1. **Lots**.

Seller shall convey and Purchaser shall buy the Lots in accordance with the terms of this Agreement.

Section 2. **Purchase Price**.

The "Purchase Price" of the Lots shall be paid by Purchaser to Seller as follows:

a) Escrow Deposit. Within five (5) days after the expiration of the Study Period (as such term is defined in Section 3 below), Purchaser shall deposit with Curran and Whittington, PLLC, 15100 Washington Street, Suite 201, Haymarket, Virginia 20169 (the "Escrow Agent") a sum in the amount of Two Hundred Forty Thousand Dollars ($240,000.00) (the "Deposit"), to be held by the Escrow Agent in an interest-bearing account. The Deposit shall be in good and collected funds, or in the form of a letter of credit (issued by Wells Fargo Bank, N.A., Regions Bank or U.S. Bank, N.A. or other federally insured bank acceptable to Seller in its reasonable discretion, to be substantially in the same form as the specimen letter of credit attached as Exhibit C hereto). The Deposit shall be disbursed by the Escrow Agent to Seller, applied against the Purchase Price of each Lot prorata at each Lot Settlement, or reduced if in the form of a Letter of Credit, as more fully set forth herein. The Deposit shall be non-refundable to Purchaser upon the expiration of the Study Period, unless this Agreement is terminated prior to the expiration of the Study Period in accordance with the terms set forth in Section 3 or as otherwise provided for herein. All interest earned on the Deposit shall accrue to the benefit of the Purchaser, except in the event of a default by Purchaser, in which event the interest shall follow

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the Deposit. Seller shall execute and deliver to Purchaser any documents reasonably required to reduce/cancel any letter of credit and as applicable authorize return thereof to the Purchaser. Purchaser reserves the right to replace any letter of credit with cash or any cash with a letter of credit, so long as the letter of credit is issued by Wells Fargo Bank, N.A., Regions Bank or U.S. Bank, N.A. or other federally insured bank acceptable to Seller in its reasonable discretion, to be substantially in the same form as the specimen letter of credit attached hereto as Exhibit C.

b) <u>Purchase Price</u>. The purchase price for the Lots shall be Sixty One Thousand Dollars ($61,000.00) per Lot for any Lots closed within the first twelve (12) months after the Initial Closing, increasing at an annual rate of three percent (3%) commencing on the date which is twelve (12) months after the Initial Closing. Notwithstanding the foregoing, the purchase price shall not increase, on a per diem basis, for that number of days in any twelve (12) month period after the Initial Closing where the Purchaser is ready, willing and able to go to Closing on Lot(s) but the Seller is unable to deliver the minimum number of Lots in accordance with the Agreement. At such time thereafter as the Seller can deliver said Lot(s) the escalator shall recommence.

c) <u>Payment of Purchase Price</u>. The purchase price for each Lot shall be paid in cash, by wire transfer, title company check, or immediately available federal funds at the Closing of such Lot.

d) <u>Closing</u>. The Initial Closing shall be for one (1) lot upon which a model home is to be built by Purchaser, and shall be held within thirty (30) days after the satisfaction of the Conditions Precedent (as such term is defined in Section 4 hereof) for the first phase of Section 15 of Fawn Lake (estimated to be in June 2012) (the "Initial Closing"). Thereafter, Purchaser shall close on the Lots at the rate of six (6) single family detached Lots per calendar quarter, the first such take-down and Closing to occur within one hundred fifty (150) days after the Initial Closing (collectively, the "Closings", provided the Conditions Precedent (as such term is defined in Section 4 hereof) for such Lots have been satisfied or waived in writing by Purchaser. Purchaser shall be allowed to "pass" on Closing Lots only one (1) time during the twelve (12) month period commencing after the Initial Closing, and during each successive twelve (12) month period, but in no event shall the number of Lots closed during any such twelve (12) month period following the Initial Closing be fewer than twenty-four (24). Purchaser shall have the right at any time to close on more Lots than the number of Lots required to be purchased in accordance herewith, upon reasonable prior written notice to Seller, in which event Purchaser shall receive cumulative credits toward the minimum number of Lots required to be purchased in succeeding quarters.

e) <u>Seller's Closing Costs</u>. Seller shall pay for the preparation of the special warranty deeds conveying to Purchaser the Lots, any lien waivers, grantor's tax and the State excise tax stamps to be affixed thereto, if any. Seller shall be responsible for its own attorneys' fees and any recording fees for the release of any monetary liens or encumbrances affecting the Property, but for no other costs associated with the transfer of the Lots.

f) <u>Purchaser's Closing Costs</u>. Purchaser shall be solely responsible for its Closing costs, which shall include, but not be limited to, cost of examination of title, title insurance premiums and fees, Purchaser's closing fees, Purchaser's attorneys' fees, any grantee's tax or other applicable transfer tax other than the grantor's tax and document preparation fees for the

Closing documents and any loan or other documents, if any, and any and all inspections, surveys, and tests performed by or for the Purchaser or its lenders. Purchaser shall pay for recordation of the special warranty deeds.

Purchaser also agrees to pay to Seller, or to Seller's designated affiliate, sales commissions/fees as a percentage of the total value of the home sales contract for each home built on a Lot, such fees to be paid at the time of the home closing, as more fully described on Exhibit B attached hereto and made a part hereof.

g) Adjustments. All property taxes, ad valorem taxes, and all other fees, if any, payable on an annual or periodic basis shall be adjusted to the date(s) of closing and thereafter assumed by Purchaser. Seller will be responsible for the payment of any presently enacted rezoning or development tax which may be imposed on the Lots or Property as a result of the conversion thereof to residential use, including but not limited to any "rollback taxes".

h) Possession and Risk of Loss. Possession of the Lots shall be delivered at Closing on such Lots. The risk of loss or damage to the Lots by fire or other casualty is assumed by Seller until the Closing, except for damage caused by Purchaser and/or its agents, contractors or representatives during the Study Period.

Section 3. Study Period - Entry and Indemnity.

a) Confirmation or Automatic Termination. The Purchaser shall have the period of time commencing with the Effective Date and ending at 5:00 p.m. Eastern time on the date which is thirty (30) days after the Effective Date (the "Study Period") to enter onto the Property and conduct such tests, studies and investigations as it may in its sole discretion deem appropriate, and at Purchaser's sole discretion proceed with this Agreement by providing written notice (the "Confirmation Notice") thereof to Seller. The Confirmation Notice shall be delivered in accordance with the notice provisions of Section 11 hereof not later than 5:00 p.m. Eastern time on the date which is thirty (30) days after the Effective Date (the "Confirmation Notice Deadline"). In the event Purchaser fails to deliver the Confirmation Notice by the Confirmation Notice Deadline, this Agreement shall automatically terminate and Seller and Purchaser shall have no further obligations hereunder except for those obligations of Purchaser which expressly survive termination of this Agreement. If this Agreement is terminated in accordance with the terms hereof, then within five (5) business days after expiration of the Study Period, Purchaser shall provide Seller with a copy of any third-party reports or studies that were conducted on Purchaser's behalf during the Study Period, without cost or expense to Seller, exclusive of any proprietary information of Purchaser. Purchaser shall conduct its own review of zoning and other governmental regulations affecting the Property. Seller, its employees and representatives shall cooperate fully with Purchaser in connection with its review, including providing a right of entry on the Property to obtain an appraisal and survey, to perform engineering and Phase I environmental testing, and such other studies necessary or desired in connection with Purchaser's evaluation of the Property. However, Purchaser shall not conduct any invasive or intrusive testing upon the Property without the prior written consent of Seller. Purchaser agrees to promptly restore the Property to its original condition and agrees to be responsible for any damage incurred while performing its investigations. Purchaser agrees to hold harmless and indemnify Seller from any liability, lien, loss, cost or expense for the actions or negligence of Purchaser's agents and representatives while conducting such inspection on the Property. Prior to entry upon the Property, Purchaser shall provide Seller with copies of certificates of insurance evidencing comprehensive general liability insurance, naming Seller as an additional insured party, with a minimum coverage of One Million Dollars ($1,000,000.00) per occurrence. The provisions of this paragraph shall survive Closing or any earlier termination of this Contract and shall remain fully binding on the Purchaser. The foregoing repair, indemnity and defense obligations do not apply to (a) any loss, liability, cost or expense to the extent arising from or related to negligent or willful acts or omissions of the Seller, or its agents or consultants, (b) any diminution of the Property arising from or related to matters merely discovered (but not caused or worsened) by Purchaser during its investigation of the Property, (c) latent defects in the Property merely discovered (but not caused or worsened) by Purchaser or (d) the release or spread of hazardous substances which were merely discovered (but not caused, worsened or deposited) on or under the Property by Purchaser.

b) <u>Condition of Property</u>. Notwithstanding the foregoing inspections, at the Initial Closing or at the subsequent Closings, except as otherwise expressly provided for herein, Purchaser is accepting the Property in its then "AS IS", "WHERE IS" condition. However, nothing in this paragraph shall operate to relieve or excuse Seller from its obligations under this Agreement not yet completed or to be performed at or after the time of such Closings.

c) <u>Construction Trailer</u>. At a mutually agreeable date, Purchaser may place a construction and/or sales trailer on the Property at mutually agreeable location. The parties shall agree prior to the expiration of the Study Period as to the date and location of the construction and/or sales trailer on the Property. Purchaser's trailer(s) shall not impede development by Seller and shall conform to all State and County codes. Any trailer shall be at the sole cost and expense of Purchaser. Purchaser agrees that it shall promptly move said trailer to another location on the Property agreeable to Seller upon request by Seller in order to permit Seller to complete required development of the Property in accordance with the terms of this Agreement. Seller shall attempt to verify that the trailer location selected by the Purchaser does not interfere with the utility design prior to its placement. Purchaser shall indemnify and hold harmless Seller from and against any and all claims made against Seller as a result of Purchaser's (or Purchaser's agents, contractors, subcontractors or representatives) activities on the Property in connection with Purchaser's trailer(s), construction activity or otherwise. The provisions of this paragraph shall survive Closing or any earlier termination of this Contract and shall remain fully binding on the Purchaser.

d) <u>Title Insurance and Survey</u>. As a condition to each closing, title to the Lots at Closing shall be good of record and fully merchantable, insurable and conveyed to Purchaser by special warranty deeds subject only to the Permitted Exceptions (as herein after defined). During the first twenty (20) days of the Study Period, Purchaser shall obtain, at Purchaser's sole cost and expense, an ALTA form title insurance commitment for the Property issued by Commonwealth Land Title Insurance Company, a national title insurance company (the "Title Company"). Purchaser may also obtain, during the first twenty (20) days of the Study Period, at Purchaser's sole cost and expense, a current ALTA/ACSM survey of the Property.

In the event the title commitment discloses any exceptions to title or matters which are not acceptable to Purchaser (each, a "Title Defect"), or the survey discloses any encroachment or violation which is not acceptable to Purchaser (each, a "Survey Defect"), Purchaser shall notify Seller in writing of such Title Defect or Survey Defect, as the case may be, within five (5) days of Purchaser's receipt of such title commitment or survey. If Purchaser fails to timely notify Seller of a Title Defect or Survey Defect, Purchaser shall be deemed to have accepted title and/or survey matters reflected in the title commitment and/or survey. Seller shall have thirty (30) days after receipt of such notice to remove the Title Defect or Survey Defect and provide Purchaser evidence of such removal. In the event that a Title Defect, other than one that may be cured solely by the payment of money (which monetary lien Seller shall be obligated to remedy), or a Survey Defect is not cured, Purchaser shall have the right to either: (i) accept such Title Defect or Survey Defect and proceed to Closing, or (ii) terminate this Contract, receive a return of the Deposit, including any interest thereon, and in which event neither party shall have any further liability to the other, except for those obligations which expressly survive the termination hereof. Any item contained in the title commitment or any matter shown on the survey to which Purchaser does not timely object shall be considered a "Permitted Exception" and Seller shall have no further obligation with respect to such Permitted Exceptions. Permitted Exceptions shall also include real estate taxes not yet due and payable, utility and access easements of record, and other title and survey matters which do not materially interfere with or materially increase the cost of Purchaser's home construction, and the declarations, covenants, conditions and restrictions of record.

From and after the Effective Date, Seller shall not, except as otherwise provided for herein, encumber or change the state to title. Notwithstanding the foregoing, Seller shall have the right to grant such easements as may be required by applicable governmental authorities and/or utility providers in connection with obtaining final site plan and/or subdivision plan for the Property in accordance with the terms hereof. In the event any such easements materially interfere with or materially increase the cost of Purchaser's home construction or marketing activities Purchaser shall have the right to decline to purchase any such Lot so affected.

e) <u>Default.</u> In the event Seller shall default under this Agreement, after five (5) days written notice with opportunity to cure from Purchaser, then the Purchaser may either terminate this Agreement, in which event the Deposit and interest thereon shall be returned to Purchaser and this Agreement shall become null and void, or Purchaser may enforce its right of specific performance, provided litigation to enforce such right is commenced within ninety (90) days after the date for Closing. Purchaser shall have no other remedies at law or in equity. Notwithstanding the foregoing, in the event the practical benefits of the equitable remedy of specific performance are unavailable to Purchaser due to an action or inaction of Seller, but only in such event, if Purchaser elects to terminate this Agreement, then in addition to the right obtain a refund of the Deposit, Purchaser shall have the right to recover from Seller Purchaser's actual out of pocket expenses resulting from Seller's default, not to exceed fifty thousand dollars ($50,000.00). In the event Purchaser, having provided the Confirmation Notice, fails to Close any of the Lots as provided for in this Agreement, after five (5) days written notice and opportunity to cure from Seller, the Seller shall have the right to terminate this Agreement and the Deposit and all interest thereon shall be retained by Seller as liquidated damages, and this shall be the sole remedy at law and in equity of the Seller. Seller specifically waives all rights to damages (other than liquidated damages) and to specific performance of Purchaser's obligation to close. Upon the occurrence of such a breach, this Agreement shall terminate and Seller shall have no additional obligations to the Purchaser save and except those obligations that expressly survive Closings, in accordance with the terms hereof.

f) <u>Refund of Deposits.</u> In the event Purchaser fails to provide the "Confirmation

Notice" under this paragraph, the Agreement shall be deemed null and void.

Section 4.   **Conditions Precedent and Development Obligations.**

a)   Conditions Precedent. The obligation of the Purchaser to purchase any Lot is and shall be contingent upon each and all of the following (the "Conditions Precedent") having been satisfied or waived in writing by Purchaser prior to the Closing for each Lot (or Lots) being conveyed to Purchaser at such Closing, including the Initial Closing:

(i)   Seller to Complete Obligations. The Seller shall have completed all of its Development Obligations which are applicable to the Lots scheduled for purchase at that time except for those obligations which are specifically designated as not being required prior to Closing.

(ii)   No Pending Governmental Action. On the date of each Closing no condition, limitation or action by any applicable governmental authority, including but not limited to the imposition of a sewer or water moratorium, phasing plan or unresolved public facilities issue (e.g., roads, storm sewers, water, schools) shall exist or have been taken or publicly announced to have been taken, which: (A) materially and adversely affects the availability of building permits or installation of sanitary sewer or water facilities, electric, telephone, cable or other utilities to serve a residential dwelling to be constructed on each Lot; or (B) in any other manner unreasonably prevents or delays such residential dwellings to be constructed on the Lots from being connected to the public sewer and water systems and to other utilities.

(iii)   Building Pad. Each Lot shall have a building pad consistent with PDH Zoning, with a minimum width of approximately one hundred feet (100') and a building envelope of approximately sixty feet (60'), except on cul-de-sac Lots.

(iv)   Easements and Dedications. On the date of each Closing, all off-site easements and dedications necessary for the Purchaser's development and construction of houses shall have been obtained by Seller at its cost.

(v)   Plan Approvals. Prior to the expiration of the Study Period, the Purchaser may submit house plans for preliminary approval to Seller as agent for the Architectural Review Committee ("ARC"). Prior to construction, Purchaser will submit for final approval plans and specifications and documentation as required by the Declaration of Restrictive Covenants, Fawn Lake Community Builders Guidelines and the Fawn Lake Signature Builder Program. The final house plan approval shall be a condition precedent to Closing.

(vi)   Title. Title to the Property is as required by Paragraph 3d. hereof.

(vii)   Seller's Representations and Warranties. The representations, warranties and covenants of Seller contained within this Agreement shall be true and correct at the time of each Closing.

(viii)   Utilities. All utilities, including but not limited to water and sewer service, shall be located at and available to the Property;

(ix)   Easements. All offsite easements, if any, necessary for complete access and utility availability, including but not limited to water and sewer service, as well as any and all other easements needed to perform the site development work shall be in place and of record.

(x)   Base Paving and Approvals. Base paving of the streets providing access to the Lots ("Base Paving") shall have been completed and all necessary approvals shall be in place so as to allow Purchaser to obtain building permits and occupancy permits, or their equivalent, upon the posting of customary bonds and/or payment of customary fees.

b)   Development Obligations of Seller.

(i)   Finished Lot Improvements. Seller shall provide Purchaser the Lots fully engineered, subdivided, recorded and approved by all government authorities and agencies having jurisdiction in the matter substantially in conformance with the plat attached hereto as Exhibit A, provided Seller may make such changes to the plat as required by any governmental authority having approval rights over such plat and as may be reasonably acceptable to Buyer. Lots shall be engineered in accordance with all applicable laws and codes and in accordance with sound engineering practices and suitable for construction of single family detached residences. Lots shall be subdivided for sale in which the following improvements shall have been accomplished by Seller, as will be shown on the Final Site Subdivision Plan as approved by all applicable County and State authorities. Development obligations of the Seller shall survive Closings.

(A)   Public or community sewer shall have been installed, approved and functioning without the need or expense of grinder pumps or ejector pumps from the first floor elevations (with all offsite fees and charges paid by Seller) with a lateral provided for connection, within eight feet (8'-0") of the surface. Sewer tap fees for all Lots purchased will be paid by Purchaser.

(B)   Public or community water shall have been installed, approved and functioning, without the need for a booster pump from the first floor elevations unless Seller provides such booster pump (with all offsite fees and charges paid by Seller) with a lateral provided for connection to within one foot (1'-0") inside the property line. Water tap fees for all Lots purchased by Purchaser will be paid by Purchaser. If Seller shall have paid water tap fees in advance, then Purchaser may, at its option, reimburse Seller for the actual amount of said water tap fees at the time of each Closing and Seller shall assign the applicable water tap to the Purchaser.

(C)   All storm drainage and storm drainage retention systems required by appropriate County or other public authorities shall have been installed with all offsite fees and charges paid by Seller. Seller shall be responsible for the installation and maintenance of sediment and erosion controls as shown on Seller's approved subdivision plans. After said controls have been installed the Purchaser shall have the right, to the extent possible, to utilize the said controls in connection with its on-lot development and construction; provided, however, that to the extent that Purchaser damages said controls it shall be responsible for the repair thereof. Purchaser shall be responsible for all on-lot sediment and erosion controls required in

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connection with Purchaser's construction on the Lots. Seller shall be responsible for the removal and compaction of any sediment ponds on Lots.

(D)   Streets, curbs, gutters, sidewalks across common areas and along street right-of-ways adjacent to common areas and/or culverts and ditches as applicable shall have been installed by Seller with dedicated and base asphalt paved access to an existing public street which access may be across a private street in accordance with the approved plans. Final paving and sidewalks across common areas and along street right-of-ways may be completed after Lot Closings, provided such work is completed in a timely manner so as not to delay the issuance of building permits or residential use or occupancy permits for the Lots. All driveways and on-Lot lead sidewalks and sidewalks adjacent to the frontage of each Lot shall be Purchaser's responsibility. Entry aprons and curbs damaged during construction must be replaced per approved design plans and standards and shall be Purchaser's responsibility.

(E)   All electric, gas and telephone main lines shall be available to the Lots, but are not required to be extended to each Lot prior to Closing. The extension of such lines to the property line of each Lot shall be designed and installed by the utilities associated therewith. Such utilities (except for cable) shall be furnished in a timely manner so as not to delay the issuance of building permits or residential use or occupancy permits for the Lots. Installation of such lines from the property line of each Lot to the dwelling, and the connection fees associated therewith, shall be Purchaser's responsibility.

(F)   Purchaser, at its sole cost and expense, shall be responsible for the installation and maintenance of on-Lot dust and siltation controls as required by applicable governmental authorities and for the restoration of all areas of the Project or public roads disturbed by its construction activities.

(G)   Common area trails and walks, culverts, common area amenities and landscaping, street lights and signs shall be completed as required by applicable County, State and any other governmental authority. The items set forth in this subparagraph (G) may be completed after Lot Closings, provided such work is completed in a timely manner so as not to delay the issuance of building permits or residential use or occupancy permits for the houses to be constructed on the Lots.

(H)   All common area retaining and screening walls and entry features and signage shall be completed in accordance with the approved Final Site Subdivision Plan.

(I)   All required off-site easements, dedications or permissions necessary for Purchaser's development and construction of houses on the Lots shall have been obtained and all off-site improvements as required by the applicable governmental authorities and necessary for Purchaser's development and construction of houses on the Lots shall have been completed, and all related off-site fees for the water tower shall be paid by Seller.

(J)   All recreation facilities and amenities as shown on the approved site/plans for the Project.

(K)   All bonded improvements, preliminary plan conditions, and all proffered development conditions and contributions, whether they are to be made or performed before or after Closing, shall be completed and satisfied.

(L) All other site improvements or actions whether on or off the Property required by any governmental authority having jurisdiction, exclusive of house construction, as a condition for the occupancy of residential dwellings constructed by Purchaser.

(M) Preparation and approval of all homeowners' association documents, including approval to the extent required by applicable County authorities.

(N) Seller shall perform over Lot clearing and rough grading of the Property, Seller shall cut, fill and grade each Lot as necessary to the proper and lawful drainage of such Lot before the erection of a building thereon in accordance with the approved site plan. Each Lot will be graded in accordance with the Lot grade specified grades shown on the approved site plan. Seller shall install verification stakes to facilitate the determination of elevations. Seller will notify Purchaser of such time as grading is complete on a Lot(s). A walk-thru inspection will be made by a representative of both Purchaser and Seller, and a list of discrepancies, if any, will be prepared. Seller will promptly correct said deficiencies. If all or part of the foundation cannot be placed at natural grade capable of supporting such foundation, Seller will supply control house pads with dimensions to be provided by Purchaser. Each such fill pad must be certified to Purchaser by a registered engineer who is approved by Purchaser to support a footing/foundation ("Lot Certification") A copy of the Lot Certification shall be provided by Seller to Purchaser no less than ten (10) days prior to the date of Closing for such Lot. In the event that rock is encountered on any Lot by Seller during its grading operation, Seller will blast and/or excavate rock twenty-four (24) inches below the Lot slab or as otherwise reasonably requested by Purchaser as well as blasting and/or excavating rock if necessary in order to facilitate utility laterals to Purchaser's house location(s).

(ii) <u>Workmanship</u>. All engineering plans, work, materials and improvements done or to be installed or furnished by Seller under this Agreement have been or shall be done and completed by Seller in a good and workmanlike manner in accordance with the rules, regulations, laws and ordinances of the applicable governmental authorities, shall be for the construction of the planned residences and shall be approved by all applicable governmental authorities, in a timely manner so as not to delay the issuance of building permits or residential use or occupancy permits for the Lots.

(iii) <u>Dedication of Public Improvements</u>. Seller shall cause all public improvements to be dedicated to public or private use and shall be responsible for causing all such public improvements to be accepted for maintenance by the applicable governmental authorities or by the HOA at such time as required by the Declaration of Restrictive Covenants, at no expense to Purchaser.

(iv) <u>Bond and Escrows</u>. Seller agrees at its own expense to post and keep in effect street, storm drain, maintenance and other forms of surety bonds and escrows as may be required by the applicable County authorities for the Seller's development of the Property. Seller shall furnish Purchaser copies of such bond and escrow documents upon request and shall be solely responsible for the timely release of said bonds and escrows. Seller shall be entitled to receive the return of any deposits paid or refunds for fees paid by Seller in connection with its development obligations free from all claims of Purchaser or any of its assignees. Purchaser shall be responsible for any bonds or escrows related to on-lot erosion and siltation control required in connection with Purchaser's construction of houses.

(v)   Timely Performance by Seller. Seller represents and warrants that it will use due diligence to perform all tasks required by this Paragraph in a timely manner so as not to delay; (A) any Closing hereunder; (B) Purchaser's construction work; or (C) the issuance of building or occupancy permits for any houses constructed or to be constructed by Purchaser.

(vi)   Indemnification by Seller. Seller shall defend, indemnify and hold Purchaser harmless from and against any and all claims and suits of any kind, all costs and expenses including attorney's fees and other defense costs resulting from or arising out of the work done or required to be done hereunder by Seller, as well as attorney's fees incurred in enforcing this indemnity, and warrants that all work is and shall be free of mechanics' and materialmen's liens.

Section 5.   Costs of Developing Lots.

Seller shall be responsible, at its cost and expense, for the development obligations as set forth in Section 4. Conditions Precedent and Development Obligations including but not limited to: preparation of sketch plans, preliminary and final subdivision plans/plats; jurisdiction fees associated with obtaining approvals, and a wetland permit, if required; completion of public water and sewer main lines and laterals to within one foot two inches (1'-2") of the Lot boundary (electric, telephone and cable to be installed per such utility company's standards); all rough Lot grading completed in accordance with Buyer's house products, including any controlled fills and blasting and removal of rock necessary to provide a certified building pad, as well as utility laterals; installation and completion of all roads, utilities, storm water drainage systems, off-site improvements and utilities, street trees, street signs, street lights and common area amenities, entrance features, proffers if any.

Section 6.   Purchaser's Warranties and Representations.

Purchaser hereby represents and warrants to Seller as of the Effective Date and as of the date of each Closing, including the Initial Closing, as follows:

a)   Authority. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated by this Agreement are within its legal capacity and authority and all requisite action has been taken to make this Agreement valid and binding on Purchaser in accordance with its terms.

b)   No Legal Bar. The execution by Purchaser of this Agreement and the consummation by Purchaser of the transactions hereby contemplated does not, and on the Closing Date(s) will not (i) result in a breach of or default under any indenture, agreement, instrument or obligation to which Purchaser is a party and which affects all or any portion of the Property, or (ii) to Purchaser's knowledge, constitute a violation of any governmental requirement.

c)   No Default. Purchaser is not in default under any indenture, mortgage, deed of trust, loan agreement, or other agreement to which Purchaser is a party and which affects any portion of the Property.

d) <u>Signature Builder Program</u>. Purchaser has read the Declaration of Fawn Lake and is familiar with the development plans for the Subdivision and the Property, including the importance the Seller attaches to the Signature Builder Program. Seller and Purchaser shall, during the Study Period, negotiate and enter into a modified Signature Builder Agreement ("Signature Builder Agreement") which shall set forth the terms and conditions of the Signature Builder Program applicable to Purchaser's construction and sale of homes on the Lots. In the event the parties do not agree on the terms and conditions of the Signature Builder Agreement, prior to the expiration of the Study Period, then either party may, at its option, terminate this Agreement and have no further obligations to the other hereunder. Purchaser has applied or will apply for acceptance into the Signature Builder Program and will, at all times relevant to this Agreement after the expiration of the Study Period, remain in good standing as a Signature Builder under the Signature Builder Agreement. Purchaser's failure to remain in good standing under the Signature Builder Agreement shall constitute a breach of this Agreement at the option of Seller. Commissions associated with the Signature Builder Program shall be modified in accordance with <u>Exhibit B</u>. The Initial Closing is conditioned upon Purchaser's acceptance into the Signature Builder Program.

e) <u>Architectural Requirements</u>. Purchaser agrees to maintain the existing architectural and design requirements for the homes to be constructed at the Property. Prior to the end of the Study Period, Seller shall provide Purchaser any printed and/or formalized architectural and design guidelines with respect to the Property. If Purchaser does not terminate this Agreement and proceeds to Closing, Purchaser will comply with such architectural and design guidelines. Purchaser shall delver to Seller architectural sketches and renderings of the homes to be constructed at least five (5) business days prior to the end of the Study Period, and Seller shall provide Purchaser with preliminary approval of such sketches prior to the end of the Study Period. Purchaser shall provide full architectural and design plans to Seller for approval of the Architectural Review Committee ("ARC") pursuant to the ARC rules and regulations prior to commencing construction of any home on the Lots.

f) <u>Seller's Preconditions to Closing</u>. The Purchaser's obligation to proceed to Closing under this Contract shall be contingent upon (i) the approval of the transactions referred to herein by the Board of Directors of NTS Mortgage Income Fund on or before the end of the Study Period, and (ii) such other terms and conditions specifically set forth in this Agreement.

g) <u>Indemnification by Purchaser</u>. Purchaser shall indemnify, defend and hold Seller harmless from and against any and all claims or suits resulting from or arising out of the construction by Purchaser, its employees, agents, subcontractors, materialmen or invitees, of its houses upon the Property and Seller agrees to give Purchaser prompt notice of any such claim or suit.

Section 7.   Seller's Representations and Warranties.

In addition to any other warranty made in connection with this Agreement, the Seller warrants and agrees (a) that the Seller is the fee simple owner of all of the Property which shall be sold to and acquired by Purchaser under this Agreement and at Closing will be the fee simple owner of the Property, and has no knowledge of off-record or undisclosed interest in the Property, and, to Seller's knowledge and belief, the Property is free and clear of all liens and encumbrances other than those of record; (b) that the Property is not subject to any unrecorded restrictive covenant or equitable servitude of any kind which would in any way limit the free choice of the Purchaser with respect to the nature or location of homes to be constructed on the Property, except as provided herein and in recorded instruments and documents; (c) that to the best of Seller's knowledge: The Property does not contain any hazardous substance, the Seller has not conducted or authorized the generation, transportation, storage, treatment or disposal at the Property of any hazardous substance other than is customary resulting from construction on surrounding properties; that the Seller has not received any notice of, and has no knowledge that, any government authority or any employee or agent thereof, or any private citizen, has determined, or threatens to determine, or has made any claim in any form, that there is a presence, release, threat of release, placement on or in the Property, or the generation, transportation, storage, treatment or disposal at the Property, of any hazardous substance; nor has any "clean-up" of the Property occurred pursuant to the Environmental Laws (as hereinafter defined) which could give rise to liability on the part of Purchaser to reimburse any governmental authority for the costs of such clean-up or a lien or encumbrance on the Property. For purposes of this paragraph, "hazardous substance" means any materials in violation of any applicable environmental laws or regulations including, but not limited to, Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., 9601 et seq., any "superlien" laws, any "superfund" laws, or similar federal, state or local laws, or any successor statutes thereto (the Environmental Laws"); (d) that to the best of Seller's knowledge the Property does not contain levels of natural asbestos unacceptable to any local, state or federal authority; (e) that to the best of Seller's knowledge the Property has not been used as a grave site or fill or borrow area; (f) no suit, actions, arbitration or legal, administrative or other proceeding is pending or has been threatened against the Property, or against Seller with respect to the Property, which, if adversely determined, could prevent or impair the ability of Seller to perform this Agreement or restrict Purchaser's use or development of the Property, or any part thereof; (g) no bankruptcy, insolvency, rearrangement, or similar action or proceeding, whether voluntary or involuntary, is pending or threatened against Seller, and Seller has no intention of filing or commencing any such action or proceeding; (h) that the Property, is in compliance with all applicable zoning and subdivision ordinances; (i) that Seller has granted no person any contract right or other legal right to the use of any portion of the Property or to the furnishing or use of any facility or amenity on or relating solely to the Property; (j) that no part of the Property is subject to a right of first refusal which has not been waived or other right which Seller, or any predecessor in title, may have granted to other persons or parties as to the Property, or any part thereof, whether written or verbal; (k) that no notice, either oral or written, has been received by Seller that any governmental or quasi-governmental agency or authority intends to commence construction of any special or off-site improvements or impose any special or other assessment against the Property, or any part thereof; (l) that the Property is not located within a flood hazard area or wetland; (m) that Seller has not received any notice alleging that it or the Property to be, or that with due notice or lapse of time or both it or the Property will be, in breach of default of any lawful statute, ordinance or regulation of the United States, State, County or City applicable to the Lots ("Legal Requirement") which could materially adversely affect the ability of Seller to perform this Agreement or restrict Purchaser's use or construction of residential homes on the Lots; and (n) that the executing of this Agreement will not conflict with or result in a breach of any of the terms or provisions of, constitute a default under, or cause or allow an acceleration of

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any note, mortgage, deed of trust, loan agreement or other document, instrument or agreement to which Seller is a party or by which the Property is encumbered or affected.

"Seller's knowledge" or terms to such effect shall mean the actual knowledge of Ralph DeRosa without any inquiry. Such warranties shall survive for a period of one year following each Lot Closing as to the effected Lots.

Section 8.   Brokerage Commission.

Seller and Purchaser each represent and warrant to the other that no real estate brokers have been involved in this transaction and each indemnifies the other from any brokers or finders claiming any real estate commissions or marketing fees related to this transaction by or through such party.

Section 9.   Governmental Compliance.

Parties agree to comply with the applicable reporting requirements of the Internal Revenue Code and the Real Estate Closing Procedures Act of 1974, as amended.

Section 10.   Confidentiality.

Prior to the Initial Closing, and/or after any earlier termination of this Agreement, and except to the extent required to be disclosed by Purchaser to its employees, directors, officers, agents, representatives, attorneys, lenders, accountants and/or advisors ("Purchaser Representatives"), and/or to the extent required by law or order of a court of competent jurisdiction, Purchaser shall not disclose or use and Purchaser shall cause the Purchaser Representatives not to disclose or use any "Confidential Information" (as such term is defined below) with respect to the Property furnished or to be furnished by Seller or its representatives to Purchaser or Purchaser Representatives in connection herewith at any time or in any manner other than to Purchaser or Purchaser's Representatives in connection with its investigations of the Property, provided that each of Purchaser's Representatives shall be informed of this confidentiality requirement and shall agree in writing to abide by the terms of this Section 10, prior to receipt of any such "Confidential Information." For purposes of this paragraph, "Confidential Information" means the fact of the proposed sale and any information about the Property identified in writing, including any third-party reports identified or obtained by Purchaser during its Study Period, except for information which Purchaser can reasonably demonstrate is generally available to or known by the public other than as a result of improper disclosure by Purchaser. The provisions of this Section 10 shall survive any termination of this Agreement and shall remain fully binding on the Purchaser for twenty four (24) months after any such termination of this Agreement.

Section 11.   Notices.

Any and all notices required to be delivered hereunder shall be deemed properly delivered when and if personally delivered, or the second day after being mailed by registered or certified mail, return receipt requested, postage prepaid (or the day after being sent by a recognized overnight courier service with instructions and payment for delivery on the next business day), electronic mail, or delivered by facsimile with confirmation of receipt to the Parties as set forth below:

And if to Purchaser to:	M/I Homes of DC, LLC c/o M/I Homes, Inc. 3 Easton Oval, Suite 500 Columbus, OH 43219 Attn: Thomas Mason, Esquire Telecopier #(614) 418-8030 EMAIL: tmason@mihomes.com
and a copy to:	M/I Homes of DC, LLC 21355 Ridgetop Circle, Suite 220 Sterling, Virginia 20166-6503 Attn: Dennis Kelleher Telecopier #(703) 404-3040 EMAIL: dkelleher@mihomes.com
And to Escrow Agent:	Curran & Whittington, PLLC 15100 Washington Street, Suite 201 Haymarket, Va 20169 Attn: Joseph F. Curran, Esq. Telecopier #(571) 248-4436 EMAIL: jcurran@curranwhittington.com
And if to Seller:	NTS/Virginia Development Company 10172 Linn Station Road Louisville, Kentucky 40223 Attn: Brian F. Lavin
With a copy to:	NTS Development Company 10172 Linn Station Road Louisville, Kentucky 40223 Attn: Rosann D. Tafel, Esq.

Either party hereto may change the names and addresses of the designee to whom notice shall be sent by giving written notice of such change to the other party hereto in the same manner as all other notices are required to be delivered hereunder.

Section 12.   Facsimile.

Facsimile and/or electronically transmitted signatures shall be sufficient for purposes of executing, negotiating, and finalizing this Agreement. In the event notice is transmitted by facsimile or electronic mail after 5:00 p.m. Eastern Time, the effective date and time of such notice is the first hour of the next business day after transmission.

Section 13.   Interpretation.

If there is more than one Purchaser, Seller or entity other than a natural person, the pronouns and grammatical structure shall be understood to conform. Section headings shall not be used in construing this Agreement. Each party acknowledges that such party and its counsel, after

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negotiation and consultation, have reviewed and revised this Agreement. As such, the terms of this Agreement shall be fairly construed and the usual rule of construction, to the effect that any ambiguities herein should be resolved against the drafting party, shall not be employed in the interpretation of this Agreement or any amendments, modifications or exhibits hereto.

Section 14.   Binding Effect.

This Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the Parties hereto.

Section 15.   Miscellaneous.

a)   Business Days. Business days are defined as Monday through Friday, excluding Federal holidays. Any date specified in this Agreement which is a Saturday, Sunday or legal holiday, shall be extended to the first regular business after such date which is not a Saturday, Sunday or legal holiday.

b)   Time of Essence. Time is of the essence to the terms of this Agreement.

c)   Survival. None of the representations, warranties, covenants, agreements, indemnifications or other undertakings hereunder shall survive the Closings on the Lots except as specifically noted herein. Nothing herein shall relieve Seller of its development responsibilities as set for in Section 4 for any Lots closed.

d)   Entire Agreement. This Agreement and the Exhibits thereto contain the entire understanding between the Seller and Purchaser and are intended to be an integration of all prior agreements, conditions or undertakings between them. Except as expressly set forth herein, there are no promises, agreements, conditions, undertakings, warranties, or representations, oral or written, expressed or implied, between Purchaser and Seller.

e)   Relationship of the Parties. Notwithstanding any other provision of this Agreement, or any agreements, contracts or obligations which may derive herefrom, nothing herein shall be construed to make the parties hereto partners or joint venturers, or to render either party liable for any of the debts or obligations of the other party, it being the intention of this Agreement to merely create the relationship of Seller and Purchaser with regard to the Property and the Lots to be conveyed hereby.

f)   Amendments; Waivers. No change or modification of this Agreement shall be valid unless the same is in writing and signed by Purchaser and Seller. No purported or alleged waiver of any of the provisions of this Agreement shall be binding or effective unless in writing and signed by the party against whom it is sought to be enforced.

g)   Assignment of Agreement. Neither party shall have the right to assign this Agreement without the prior written consent of the other and any such assignment will be void and of not effect; provided, however, Seller may assign this Agreement without such consent to any entity owned or controlled by any persons or entities that own or control NTS Development Company, a Kentucky corporation.

h)   Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

i)   Recovery. In the event of litigation the prevailing party shall have the right to recover its reasonable attorney's fees.

j)   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, all of which shall constitute one in the same instrument. Any signature delivered by a party by facsimile or other electronic transmission shall be deemed to be an original signature to this Agreement. In such event, the parties hereto shall promptly thereafter deliver to each other executed counterpart originals.

Section 16.   Sales Center Use.

Seller shall, or shall cause its affiliate, Fawn Lake Sales Center, LLC, to grant to Buyer a non-exclusive license or right to use, during the regular office hours of Fawn Lake Realty, one standard-sized salesperson's office on the first floor of the sales center building, plus use of such common areas as may be necessary such as restrooms, kitchen, etc., as an office for the sole purpose of marketing Purchaser's homes in Fawn Lake to third party purchasers. The sales center shall not be used by Purchaser for any construction meetings, activities or materials selections. The term of the license or use shall begin after the Initial Closing and continue annually for so long as Purchaser is actively building and selling homes at the Property.

Section 17.   Exclusive Dealings.

Seller agrees that upon the Effective Date of this Agreement it shall not sell, contract to sell or enter into any discussions regarding selling the Property or any part thereof to any other person.

Section 18.   Marketing.

A joint marketing agreement for the Lots shall be negotiated in good faith between the parties during the Study Period and an agreement reasonably acceptable to the parties shall be executed upon the expiration of the Study Period if Buyer has not terminated the Agreement.

Section 19.   Competitive Lot Development.

Seller agrees to use reasonable efforts to delay development of additional competitive lot inventory (defined as any lot in Fawn Lake intended to be priced for sale at purchase price less than or equal to the Purchase Price for the Initial Lot Closing plus one hundred and twenty-five percent (125%) for a period not to exceed twelve (12) months from the date of the Initial Lot Closing to focus marketing and sales efforts on Purchaser's Section 15 inventory and listing obligations.

Section 20.   Purchaser Execution.

This Agreement and any amendments hereto, shall not be effective against Purchaser unless executed and delivered by at least one of the following officers on behalf of the Purchaser (each, an "Authorized Officer"): Robert H. Schottenstein, Chief Executive Officer and President; Phillip G. Creek, its Executive Vice President and Chief Financial Officer; or J. Thomas Mason, its Executive Vice President and General Counsel. Execution and delivery by anyone in addition to an Authorized Officer may be for the Purchaser's convenience but is not effective as against Purchaser unless, as noted above, at least one Authorized Officer also executes and delivers this Agreement and any amendment hereto. Once this Agreement has been executed by an Authorized Officer, Dennis Kelleher, an Area President is authorized and empowered to execute and deliver in the name and on behalf of Purchaser any and all documents that may be required to effectuate the closing of the purchase of the Property in accordance with this Agreement. The foregoing shall not limit Purchaser's right through a duly adopted resolution of Purchaser, to add to, reduce or substitute any Authorized Officer, or any Area President, for any purpose.

Section 21. **Effective Date.**

The date on which this Agreement is accepted by the last party to accept and sign the Agreement shall be the effective date of this Agreement. If this Agreement is not signed by a party, in order to become effective within five (5) days of the date it is signed by the other party, this Agreement shall be void and of no effect.

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the dates shown below.

-SIGNATURE PAGES TO FOLLOW-

SELLER:

NTS/Virginia Development Company,
a Virginia corporation

Date: November 30, 2011

By:
Name: Brian F. Lavin
Its: President

PURCHASER:

M/I Homes of DC, LLC
a Delaware limited liability company

Date: November 30, 2011

By: _D_ _K_

Name: D. Kelleher

Its: Area President

PURCHASER:

M/I Homes of DC, LLC
a Delaware limited liability company

Date: November 30, 2011

By: _____

Name: J. Thomas Mason

Its: Executive Vice President

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